UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                          NOTIFICATION OF LATE FILING.


(Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended: March 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable


PART I - REGISTRANT INFORMATION

Full name of registrant:                   CNH Holdings Company

Former name if applicable:                 Not Applicable

Address of Principal Executive             17659 Sun Meadow
Office (Street and Number)
City, State and Zip Code:                  Dallas, TX  17659


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant, on June 28, 2000, concluded litigation and received a final order from the Federal District Court in Houston, TX, establishing control of the corporation and formally rescinding the acquisition and formation of various subsidiaries and the conduct of the business of these entities from June 15, 1998, through the date of the order. The effect of the order requires Registrant to perform its annual audit as if these subsidiaries had never been acquired or formed. This necessitated the expenditure of additional managerial time and effort to properly reflect these results in the financial statements for the year ended March 31, 2000.

PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

     Paul Lionti:
     (972) 248-4873


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              CNH Holdings Company
                      -------------------------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2000                     By: /s/ Paul M. Lionti
-------------------                     --------------------------
                                        Paul M. Lionti,, Chief Executive Officer